Filed by Cohn Robbins Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SAZKA Entertainment AG

Commission File No. 001-39454

January 21, 2022

To Employees of KKCG Investment Group and Allwyn Entertainment:

Dear Colleagues,

Today, Allwyn Entertainment AG (“Allwyn”) issued a press release announcing its intention to become a publicly-listed company on the New York Stock Exchange (+NYSE).

The decision to list Allwyn on the NYSE, the world’s premier stock market, is consistent with the recent re-branding of SAZKA Entertainment to Allwyn Entertainment, which in turn reflects our ongoing evolution into a global lottery-led entertainment platform.

The NYSE provides an outstanding platform to showcase Allwyn’s brand and enhance its capital access. We expect both of these benefits to support Allwyn’s strategy for growth through digitization, acquisitions, and new license tenders. This process could be finalized thanks to your hard work, dedication, and professionalism. I would like to thank every single company in the Allwyn group – SAZKA a.s., OPAP, Casinos Austria, Austrian Lotteries, and LottoItalia – for the incredible work they have done this past year. Your outstanding efforts are reflected in our most recent Q3 results, representing the highest gross gaming revenue in Allwyn’s history.

The NYSE listing is planned in partnership with Cohn Robbins Holdings Corp. (“CRHC”), a company that already trades on the NYSE. Gary Cohn and Cliff Robbins, CRHC’s highly experienced and widely respected co-founders, will become advisors to Allwyn’s leadership. Upon closing of the transaction, Mr. Robbins will join the Board, Mr. Cohn will serve as a Special Advisor to Allwyn’s Board Chairman, and CRHC will have a small shareholding in Allwyn. CRHC has selected Allwyn as the company in which it plans to invest up to $828 million of cash that it holds in trust. CRHC has also raised more than $350 million in additional capital from investors, including a commitment of $50 million from CRHC’s Sponsor (which is controlled by Mr. Cohn and Mr. Robbins), to invest in Allwyn through what is known as a PIPE investment.

Following the NYSE listing, KKCG Investment Group is expected to retain approximately 83% ownership in Allwyn, and no new shareholder will own more than 5% of Allwyn. KKCG Founder Karel Komárek will remain Allwyn’s Executive Chairman, and I will continue to lead Allwyn as Chief Executive Officer. In short, we expect it to be business as usual for our companies and our teams.

As a NYSE-listed company, Allwyn plans to pursue its growth strategy with greater access to the capital markets to complement its strong balance sheet and cash flow generation, as well as its ability to fund good causes. The listing is expected to enhance and expand Allwyn’s brand recognition, including in the attractive U.S. market.

The proposed transaction, which has been approved by the Boards of Directors of Allwyn and CRHC, will be submitted for approvals to gaming regulators in certain markets where Allwyn companies operate and to CRHC stockholders. It is expected to close in the second quarter of 2022. Promptly after the proposed transaction closes, Allwyn’s shares are expected to begin trading on the NYSE under a ticker symbol that will be determined and announced prior to the closing of the transaction.

By way of additional background on CRHC, Mr. Cohn is Vice-Chairman of IBM and has over 30 years of financial services experience spanning the private and public sectors. He served as Assistant to the President of the United States for Economic Policy and Director of the National Economic Council from January 2017 until April 2018. Mr. Robbins has over 35 years of investment management experience. He was the Founder and Chief Executive Officer of Blue Harbour Group from 2004-2020, and a General Partner of Kohlberg Kravis Roberts & Co. (KKR), where he worked from 1987-2000.

KKCG’s and Allwyn’s executive management teams are excited about what the future holds for Allwyn, its employees, its partners, and all the stakeholders it serves. We promise to keep you apprised of future developments and approvals in the transaction timeline as we move forward.

Best regards

Robert Chvatal

+The NYSE is the largest stock market globally, where an average of 2.4 billion shares are traded each day. In 2021, the NYSE grew to more than 2,400 companies. The NYSE completed its second-consecutive year of record new listings in 2021, including four of the five largest IPOs and seven of the 10 largest international listings.

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Cautionary Statement Regarding Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the transaction between, among other parties, Cohn Robbins and SAZKA Entertainment AG (“Sazka”). Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this document. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Sazka’s and Cohn Robbins’ expectations with respect to anticipated financial impacts of the proposed business combination entered into between them (the “Transaction”), the satisfaction of closing conditions to the Transaction, and the timing of the completion of the Transaction. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Cohn Robbins’ registration statement on Form S-1 (File No. 333-240277), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. In addition, there will be risks and uncertainties described in the Form F-4 and other documents filed by Allwyn and Cohn Robbins from time to time with the SEC. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Sazka’s and Cohn Robbins’ control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this document, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against Cohn Robbins or Sazka following the announcement of the Transaction; (2) the inability to complete the Transaction, including due to the inability to concurrently close the Transaction and the private placement of common stock or due to failure to obtain approval of Cohn Robbins’ shareholders; (3) the risk that the Transaction may not be completed by Cohn Robbins’ business combination deadline and the potential failure to obtain an extension of such deadline if sought by Cohn Robbins; (4) the failure to satisfy the conditions to the consummation of the Transaction, including the approval by Cohn Robbins’ shareholders, the satisfaction of the minimum trust account amount following any redemptions by Cohn Robbins’ public shareholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Transaction; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (7) volatility in the price of Cohn Robbins’ securities; (8) the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; (9) the inability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the Transaction; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the industry in which Sazka operates; (14) the impact of the global COVID-19 pandemic; (15) Sazka’s ability to obtain or maintain rights or licenses to operate in any market in which Sazka operates; (16) the potential inability of Sazka to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (17) the enforceability of Sazka’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (18) other risks and uncertainties described in Cohn Robbins’ registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Sazka and Cohn Robbins caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Sazka or Cohn Robbins gives any assurance that Sazka or Cohn Robbins will achieve its expectations. None of Sazka or Cohn Robbins undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

No Offer or Solicitation

This document shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination between Cohn Robbins and Sazka. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the Transaction, Allwyn intends to file a registration statement on Form F-4 (the “Form F-4”) with the SEC, which will include a preliminary prospectus of Allwyn and proxy statement of Cohn Robbins, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all Cohn Robbins shareholders. Additionally, Cohn Robbins and Allwyn will file other documents regarding the Transaction with the SEC. Copies of the Form F-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC by Cohn Robbins or Allwyn may be obtained free of charge at the SEC’s website at www.sex.gov. Before making any voting or investment decision, investors and security holders of Cohn Robbins are urged to read the Form F-4, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Transaction because they will contain important information about the Transaction.

Participants in Solicitation

Cohn Robbins, Sazka and Allwyn and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Cohn Robbins’ shareholders in connection with the Transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the Transaction of Cohn Robbins’ directors and officers in Cohn Robbins’ filings with the SEC, including Cohn Robbins’ registration statement on Form S-1, which was originally filed with the SEC on July 31, 2020. To the extent that holdings of Cohn Robbins securities have changed from the amounts reported in Cohn Robbins’ registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Cohn Robbins’ shareholders in connection with the Transaction will be included in the Form F-4 when available. You may obtain free copies of these documents as described in the preceding paragraph.

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